

INVESTOR PRESENTATION



DISCLAIMER:

FLAG FOOTBALL IS DRIVING RECORD VIEWERSHIP AND ENGAGEMENT.





2.8+ MILLION
VIEWS OF AFFL LAUNCH GAME
on YouTube, and still growing



1.2+ MILLION
VIEWS OF NFL FILMS DOCUMENTARY
on the 1st AFFL Championship



ONE OF THE
LARGEST EVER
SPORTS LIVESTREAM ON FACEBOOK
other than MLB



AFFL | 1.65M — MLG — WNBA — CFL — PBR — AVP

AND IT'S GRABBING THE ATTENTION OF SOME INFLUENTIAL FANS...





TOM BRADY



thecheckdown @flagfootball airs on NFL Network June 30th. 🔥

tombrady 🤔🍕🍦👍



LEBRON JAMES



1,189,065 views · Liked by kingjames and k2p21

bleacherreport Mike Vick can still sling it 👀 (@proflagaffl)



LAMAR JACKSON



787,624 views · Liked by jerrodjohnson1 and new_era8

nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!

📹: @flagfootball LIVE on @nflnetwork! #AFFL



BAKER MAYFIELD



1,499,347 views · Liked by bakermayfield and bestfootballworkouts

nfl Have you ever seen The Dip?! 😳 @flagfootball comes to @nflnetwork on June 30 (7pm ET)!



IMAGINE A SPORT AS SIMPLE AS SOCCER, BUT ALREADY BELOVED BY AMERICANS. ONE WITH THE STAR POWER OF THE NBA, BUT DRAWING FROM A LARGER POOL OF STAR-CALIBER PLAYERS. A GAME AS KID-FRIENDLY AS BASEBALL, BUT FASTER AND MORE DYNAMIC.

THIS ISN'T A DREAM SPORT.

THIS IS FLAG FOOTBALL.



AS SEEN IN:

  



MORE IMPORTANTLY, ITS NUMBER OF PLAYERS HAS CONTINUED TO GROW FAST & ORGANICALLY.

 # OF PLAYERS IN THE U.S.

7.1M

FLAG

5.9M

5.5M

TACKLE

5.1M

| 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |

Source: SFIA Topline Report February 2020, Wikipedia, Forbes



ORGANIC GROWTH OF

1.6M+

NEW PLAYERS IN 6 YEARS



"OF ALL SPORTS PLAYED IN THE US, AMERICAN FOOTBALL IS THE SPORT ASSOCIATED WITH THE GREATEST NUMBER OF TRAUMATIC BRAIN INJURIES."

The Epidemiology of Sport-Related Concussion
US Library of Medicine – NIH, 2012

OPPORTUNITY

GROWTH OF FLAG IS ALSO ACCELERATING DUE TO SAFETY CONCERNS OF TRADITIONAL FOOTBALL.

Evidence and public alarm continue to build around the relationship between tackle football and chronic traumatic encephalopathy (CTE).



47% **of** concussions in high school athletes happen from tackle football

AT LEAST **1+** player sustains a mild concussion in nearly every tackle football game

10 OUT OF **11** deceased NFL Players showed CTE in their brains when examined in a study

AND THINGS MAY SOON CHANGE DRAMATICALLY...

A paper published in March 2021 details the new ability to detect CTE in *living* players—this is likely to have a chilling effect on tackle.



The Washington Post

NFL

Doctors provide consensus symptoms of CTE among living, a major step for researchers

By Adam Kilgore
March 15, 2021 at 4:00 p.m. EDT

More than two dozen doctors published the first consensus criteria to diagnose the symptoms of chronic traumatic encephalopathy among living people for research purposes, providing a framework for improved further study of the

Sources: https://www.pbs.org/wgbh/frontline/film/league-of-denial
https://www.washingtonpost.com/sports/2021/03/15/cte-consensus-symptoms
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2987636
https://prevacus.com/concussions-101/statistics

BUT TODAY, TWO MAJOR SHIFTS ARE ABOUT TO TAKE PLACE.

1

THE GROWTH OF WOMEN IN FLAG FOOTBALL

Women's Flag is a central part of our mission, and it's finally gaining the attention it deserves as a path to women's scholarships and inclusion.



1ST NATIONALLY TELEVISED



"THE NAIA IS PROUD TO PARTNER WITH THE NFL TO BRING COLLEGIATE WOMEN'S FLAG FOOTBALL TO OUR MEMBER INSTITUTIONS.

2

INSTITUTIONAL & MAINSTREAM SUPPORT

Flag Football is catching the eyes of major brands and institutions, and will soon be a major part of the global sports landscape.



Flag Football could be selected to compete in **2028** INTERNATIONAL OLYMPICS

NFL & Nike have committed



$5M TO BRING GIRLS FLAG TO ALL HIGH SCHOOLS ACROSS AMERICA*

VALUE OF SPORTS FRANCHISES



Major sports leagues by average franchise value in North America from 2007 to 2020 (in million U.S. dollars)

Average franchise value in million U.S. dollars

$3.04M
$2.12M
$1.85M
$957K
$431K
$353K
$653K
$200K

2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

- National Football League
- Major League Baseball
- National Basketball Association
- National Hockey League

Sources
Statista; Forbes
© Statista 2021

Additional Information:
Canada; United States; Forbes; Statista; 2007 to 2020

WHAT'S DRIVING GROWTH?
- LUCRATIVE TV DISTRIBUTION CONTRACTS
- STREAMING AND MOBILE TECHNOLOGY INCREASING BRAND AWARENESS & AD REVENUE
- DIGITAL SPORTS GAMBLING

4.8%

AVERAGE FRANCHISE GROWTH SINCE 2014*

DESPITE IT BEING THE FASTEST GROWING TEAM SPORT, FLAG STILL HAS NO PROFESSIONAL LEAGUE.

Flag Football has more daily players than hockey, lacrosse, and rugby *combined*. Meanwhile, most major American sports are seeing declines in viewership and engagement yet still command outsized league revenue.

	TACKLE FOOTBALL	ICE HOCKEY	SOCCER	BASEBALL	BASKETBALL	FLAG FOOTBALL

5-YR AVERAGE ANNUAL GROWTH

WITH TOTAL U.S. PARTICIPANTS

					3.6% 27.7M	3.8% 7.1M
				2.8% 15.7M		
	-4.0% 5.1M	-2.2% 2.3M	-0.2% 12.4M			

"The single biggest predictor of avidity in sports is whether you played as a kid." —Rob Manfred, MLB Commissioner

LEAGUE VALUE

PER FORBES

$122B	$21B	$8B	$54B	$66B	?

Source: SFIA Topline Report February 2020, Wikipedia, Forbes



INTRODUCING:

The first league of its kind, the AFFL is leveraging the impressive engagement and momentum of the sport with our existing media traction and a pro league licensing model.



Our Mission: To build a worldwide community of fans and players, all united by their shared values through Flag Football. No other league brings men and women, kids and adults, pros and amateurs under one international banner. No other organization brings professional flag football.



WOMEN'S TOURNAMENT

Open events with our fast paced style where anyone can form a team and participate.

LAUNCHED 2021



YOUTH LEAGUE

Divisions for players ages 6-17 all around the world playing AFFL style.

LAUNCHED IN 2021



MEN'S PRO LEAGUE

City-based teams, professional players, one of a kind.

LAUNCHING 2023

THE FLAG YOUTH LEAGUE IS AN EXCITING NEW LICENSING OPPORTUNITY.

As part of its commitment to safety and inclusion, the AFFL is partnering with flag operators across America to provide opportunities for young athletes everywhere to join a sport they can love and grow with.

APPROXIMATELY
10,000
YOUNG PLAYERS ENROLLED



HOW IT WORKS:

- Each Partner can run and grow their league, while benefitting as the game grows. Every year Partners will get points for the size of their player community

- A portion of proceeds of any sale of AFFL Youth will be shared with League Partners

THE LAUNCH OF PRO TEAMS AND LIVE EVENTS CAN PROVIDE EVEN MORE CREDIBILITY, SPORTSMANSHIP AND VIEWERSHIP.

We envision a near future in which every major American city owns, roots for—and gladly spends on—its own Pro Flag Football team.

WE BELIEVE THE PRO LEAGUE WILL :







IMPROVE QUALITY OF PLAY

ENHANCE ABILITY TO SELL TICKETS

PROVIDE LIQUIDITY UPON TEAM SALES



THE ROAD TO THE PROS

STEP 01   ANNOUNCE INAUGURAL CITIES

STEP 02   INTRODUCE HEAD COACHES

STEP 03   NAME YOUR TEAM CAMPAIGN BEGINS

STEP 04   AFFL COMBINES START IN HOST CITIES

STEP 05   OFFICIALLY UNVEIL TEAMS TO HOST CITIES

STEP 05   PRESEASON BEGINS (2023)

A BLUEPRINT FOR SUSTAINABLE GROWTH



1ST EXPANSION TEAM INTRODUCED
First of 5 Original Teams Offered for Sale

2 ADDITION EXPANSION TEAMS INTRODUCED
2 Additional Teams Offered for Sale






2022

2023

2024

2025

5 INAUGURAL PRO TEAMS INTRODUCED

2ND PRO TEAM OFFERED FOR SALE

THIS STRUCTURE ALLOWS TEAMS THAT ARE SOLD TO HAVE OPERATING HISTORY AND TRACK RECORDS. IN ADDITION, WE BELIEVE THIS MODEL WILL GENERATE LIQUIDITY THROUGH TEAM SALES RATHER THAN EQUITY SALES IN 2023 AND FORWARD, IF THE MARKETPLACE ALLOWS.

OUR BUSINESS MODEL IS COMPRISED OF MULTIPLE SOURCES OF GROWTH & REVENUE.

Through its diversified business model, Flag Football is quickly leaving its mark in the $132 Billion spectator sports market in the U.S.



PROJECTED REVENUE:

in $ Millions

SPONSORSHIPS + LICENSING
Corporate Partnerships • Merchandise • Youth League

MEDIA
Live Games • Storytelling Content • Social Media

LIVE EVENTS
Participation • Attendance • On-Site Revenue

Year	Sponsorships + Licensing	Media	Live Events
2023	$1.73	$1.20	$3.13
2024	$2.26	$1.82	$4.74
2025	$3.49	$2.46	$6.28
2026	$5.88	$4.14	$10.57
2027	$7.79	$5.61	$13.87

THE AFFL EXPECTS EACH PROFESSIONAL GAME TO BE PROFITABLE UPON LAUNCH.

PER GAME UNIT ECONOMICS	2023	2024	2025	2026	2027
Live Games					
Attendance Revenue/Game	$ 69,575	$ 89,574	$ 118,495	$ 153,199	$ 201,074
Operations and Facility/Game	$ 16,500	$ 17,325	$ 18,191	$ 19,101	$ 20,056
Prize and Salary/Game	$ 43,848	$ 46,960	$ 51,788	$ 55,930	$ 62,290
Total Cost/Game	$ 60,348	$ 64,285	$ 69,979	$ 75,031	$ 82,246
Net Profit (Loss) of Live Game	$ 9,227	$ 25,289	$ 48,516	$ 78,168	$ 118,828
Media					
Media Revenue/Game	$ 26,715	$ 34,502	$ 46,496	$ 60,016	$ 81,389
Production Cost/Game	$ (35,000)	$ (36,552)	$ (38,379)	$ (40,014)	$ (42,014)
Net Profit (Loss) of Media	$ (8,285)	$ (2,050)	$ 8,116	$ 20,002	$ 39,274
Per Game Net	$ 942	$ 23,239	$ 54,612	$ 98,170	$ 158,102

SALES OF SPORT FRANCHISES CONTINUE TO GROW

Former athletes and wealthy individuals seek ownership in professional sports teams because they are fans of the sports, one played the sports and have a loyal connection to it.



PURCHASE PRICE OF TEAM
2019: 4 MILLION
2021: $10 MILLION



PURCHASE PRICE OF TEAM
2019: $3.1MILLION
2021: $35 MILLION



PURCHASE PRICE OF TEAM
2019: $3 MILLION
2021: $15 MILLION



PURCHASE PRICE OF TEAM
2023: LAUNCH
2025: ????



PURCHASE PRICE OF TEAM
2019: $3 MILLION
2021: $10 MILLION

INITIAL ENTRY PRICE IS MORE ACCESSIBLE THAN OWNING A NFL, NBA, OR MLB FRANCHISE, MAKING INVESTMENT MORE APPEALING

DATA SOURCES:
https://lastwordonsports.com/rugby/2020/09/23/major-league-rugby-plan-for-2021/

https://www.espn.com/wnba/story/_/id/32388122/wnba-commissioner-outlines-transformative-plan-pivot-league-survive-thrive

https://www.netsdaily.com/2021/5/26/22454810/joe-tsai-buys-pro-lacrosse-expansion-team-in-las-vegas-at-reported-price-of-10-million

https://www.sportico.com/leagues/soccer/2022/washington-spirit-sale-record-1234660331/

SPORTS BETTING IN THE UNITED STATES

Data: Americangaming,org



LIVE AND LEGAL (30 STATES + DC)

LEGAL – NOT OPERATIONAL (3 STATES)

ACIVE OR PREFILLED LEGISLATION (5 STATES)

NO LEGISLATION IN 2021 (12 STATES)

Sports Betting
$4.29B REVENUE IN 2021 +177% FROM 2020

$10.1B REVENUE PREDICTION IN 2028



THE AFFL IS PROUD TO PARTNER WITH SOME OF THE BIGGEST BRANDS IN THE WORLD.



SPONSORSHIPS

AccuWeather

BLUE-EMU®

LSPORTS

guaranteedRate®

AWARENESS

facebook



CBS SPORTS NETWORK

USA FOOTBALL



twitch

Playmaker

INVESTMENT INCENTIVES

ALL INVESTORS WILL HAVE THE EXCLUSIVE RIGHT TO SHOP IN THE OWNERS CLUB STORE. MERCHANDISE, MEMORABILIA AND EXPERIENCES NOT AVAILABLE TO THE GENERAL PUBLIC WILL BE AVAILABLE IN THE STORE.

INVESTMENT TIERS



THE AFFL OWNERS CLUB LAUNCHING SPRING 2022

$500 - $1,499
Will receive a $50 credit towards purchases in the Owner's Club Store

$1500 - $3,999
Will receive a $100 credit towards purchases in the Owner's Club Store

$4,000 - $8,999
Will receive a $250 credit towards purchases in the Owner's Club Store

$9,000 - $24,999
Will receive a $500 credit towards purchases in the Owner's Club Store

$25,000 - $49,999
Will receive a $1,000 credit towards purchases in the Owner's Club Store + Behind the scenes experience at the Championship game with a $25k or more investment

$50,000 +
Will receive a $1,000 credit towards purchases in the Owner's Club Store + Summer internship opportunity with the AFFL with $50k or more investment









ALL INVESTORS WILL RECEIVE AN AFFL HAT AND 25% OFF YOUTH OR WOMEN'S TOURNAMENTS TICKETS. IN ADDITION, YOU CAN REQUEST 2 FREE TICKETS TO 1 LIVE GAME PER YEAR.

BONUS SHARES

INVESTING EARLY HAS ITS ADVANTAGES. INDIVIDUALS WHO INVEST IN THE AFFL IN THE FIRST 21 DAYS WILL RECEIVE BONUS SHARES!

TAKE ADVANTAGE OF A GREAT OPPORTUNITY TO OWN A BIGGER PIECE OF THE AFFL !

4/4/22 – 4/10/22: **50% BONUS SHARES**

4/11/22 – 4/17/22: **25% BONUS SHARES**

4/18/22 – 4/24/22: **10% BONUS SHARES**

THE AFFL TEAM:











JEFF LEWIS
FOUNDER & CEO

30+ years of Wall Street hedge fund and portfolio management experience. Avid Football fan and Flag Football coach.

CHRIS HARRIS
V.P OF FOOTBALL OPERATIONS

Former pro player with over 15 years experience with turning ideas into successful businesses. Has a 7+ year track record as an executive in the motorsports industry.

KATE CARNEY
GENERAL COUNSEL

Business consultant, lawyer and strategic advisor. 16+ years of corporate and hedge fund experience, including as General Counsel of a $6bn hedge fund.

MICHELLE ROQUE
HEAD OF MARKETING & SOCIAL

Played flag football her entire life. U.S . National Team Gold Medal winner. Her viral content has garnered millions of video views.

BARRY PINCUS
CFO

35+ years of intersecting in content & technology, working with brands such as NY Yankees, Martha Stewart Living, Omnimedia & Maxim magazine.

WE ARE ADVISED BY SOME OF THE WORLD'S MOST SUCCESSFUL FOOTBALL PLAYERS AND BUSINESS MINDS.



JON MELTZER
BOARD OF DIRECTORS
Fmr. Goldman Sachs Partner



ANDREW SIEGEL
BOARD OF DIRECTORS
Condé Nast Advisor, Digital Initiatives



RALPH GREENE
BOARD OF DIRECTORS
Fmr. Nike Head of Football



DOM CURCIO
BOARD OF DIRECTORS
Fmr President of Guggenheim Partners



MICHAEL GRIFFIN
PLAYER ADVISOR
Tennessee Titans



ISAIAH KACYVENSKI
PLAYER ADVISOR
Seattle Seahawks



DANNY WUERFFEL
PLAYER ADVISOR
U of Florida, Heisman Trophy Winner



THE GAME IS ONLY BEGINNING.

WE ARE
CROWDFUNDING

OUR NEXT INVESTMENT ROUND

USE OF FUNDS:

Operations in 2022 and 2023 Seasons

APPENDIX: REVENUE ASSUMPTIONS

REVENUE CONTRIBUTIONS OF THE 3 COMPONENTS	2023	2024	2025	2026	2027
Total Revenue	$ 6,291,288	$ 9,487,872	$ 12,242,327	$ 21,430,025	$ 27,285,858
By Segment:					
Live Events	$ 3,130,875	$ 4,745,967	$ 6,280,245	$ 10,570,733	$ 13,874,087
Media	$ 1,202,188	$ 1,828,584	$ 2,464,274	$ 4,141,078	$ 5,615,811
Sponsorship & Licensing	$ 1,733,225	$ 2,629,821	$ 3,497,808	$ 5,884,724	$ 7,795,959
Live Events as a % of Revenue	50%	50%	51%	49%	51%
Media as a % of Revenue	19%	19%	20%	19%	21%
Sponsorship & Licensing as a % of Revenue	28%	28%	29%	27%	29%
Player Salaries and Prize Money as a % of Revenue	31%	26%	22%	18%	16%
Average Number of Live Fans	31,313	44,344	55,957	87,524	109,409
Average Received per Ticket	$22.00	$23.10	$24.26	$25.47	$26.74